EXHIBIT 99.1

Alvarion (in Receivership) Requests Extension From Court to Allow the Continued Operation of the Company; NASDAQ Hearing Postponed to September 11, 2013

ROSH HAYAIN, Israel, Aug. 22, 2013 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in Receivership) (Nasdaq:ALVR), a global provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks, announced today that Mr. Yoav Kfir, the court-appointed Receiver, submitted a request to the District Court of Tel Aviv – Yaffo to extend the term of the operating plan until August 30, 2013. The operating plan, as originally approved by the Court on July 21, 2013, allows for the business operation of the company until August 23, 2013, as well as for a bidding process to sell the company and/or its assets.

This extension will also permit the Receiver to continue discussions with the parties which submitted offers as part of the bidding process to sell the company and/or its assets. Existing offers are currently being evaluated prior to being submitted to the Court for selection and approval. There is no guarantee as to the outcome of such discussions which are subject to Court approval and other matters.

Furthermore, the hearing to appeal NASDAQ's decision to delist the company's ordinary shares from NASDAQ, which was previously scheduled to take place on August 29, 2013, was postponed to September 11, 2013.

About Alvarion

Alvarion Ltd. (in Receivership) (Nasdaq:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based largely on the Company's current expectations and assumptions and are subject to a number of risks and uncertainties, including without limitation: the process and outcome of the receivership, including the ability to consummate a sale of the Company and/or its assets; the ability to obtain the Court's approval with respect to motions in the receivership, including approval of any proposed sale of the Company and/or its assets; risks associated with third-party motions to the Court in connection with the receivership; the potential effects of the receivership on the Company's liquidity or results of operations; the Company's ability to maintain contracts that are critical to its operations, to obtain and maintain normal terms with customers, suppliers and service providers and to retain key executives, managers and employees; changes in external market factors; changes in the Company's business or strategy or an inability to execute its strategy due to changes in its industry or the economy generally; the emergence of new or growing competitors; various other competitive factors; and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 20-F as well as in other filings with the SEC. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made that may bear upon any forward-looking statements. Furthermore, the Company cautions that any trading in its ordinary shares while the Company operates under receivership is highly speculative and poses substantial risks. The Company expects that following the approval by the Court of any definitive agreement to buy the Company and/or its assets, which may or may not be granted, current shareholders may be significantly diluted. As a result, the Company believes that its currently outstanding ordinary shares have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. In addition, there is no guarantee that the Company will be successful in its appeal before NASDAQ to keep its ordinary shares listed on NASDAQ.

To receive Alvarion's press releases please e-mail us at ir@alvarion.com. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/investors.

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners.

CONTACT: Investor & Media Contacts:

         Avi Stern, CFO
         +972.3.767.4333
         avi.stern@alvarion.com

         Elana Holzman, VP IR
         +972.3.645.7892
         elana.holzman@alvarion.com